Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The information in the following FAQs was provided by management to the employees of Crosstex Energy, Inc. on October 21, 2013:

Crosstex Employee FAQ

1.              What was announced today?

•                  Today we announced that we entered into an agreement to combine substantially all of Devon Energy’s U.S. midstream assets with Crosstex.

•                  The combination creates a one of the best positioned midstream companies in the U.S. with approximately $700 million of EBITDA, more than doubling the size of Crosstex today.

•                  The company will be named before the closing of the transaction which we expect to occur in the first quarter of 2014.

2.              Who is Devon Energy?

•                  Based in Oklahoma City, Devon Energy is a leading independent oil and natural gas exploration and production company with operations focused onshore in the United States and Canada.

•                  Through its midstream operations, Devon owns natural gas pipelines and treatment facilities in many of their producing areas, making them one of North America’s larger processors of natural gas liquids.

3.              What is the existing relationship between Crosstex and Devon?

•                  Crosstex and Devon have a deep, long-standing commercial relationship established over the past decade.

•                  You may remember when Crosstex and Devon jointly acquired Chief Holdings’ Barnett assets in June 2006.  The acquisition reinforced our strategic relationship across the large scale Barnett development over the last decade through our ongoing field service support of Devon’s upstream operations in those areas.

•                  This transaction is just one example of many of the ways in which we’ve continued to build upon our alliance with Devon to further bolster our organic growth and consolidation efforts.

•                  Furthermore, Devon is a major customer of Crosstex’s, and will become the largest customer of the New Company once the transaction is completed.

4.              Why is Crosstex combining with Devon?

•                  As we have discussed in the past, size and scale are more important than ever to succeed in the midstream space.  With the addition of Devon’s extensive midstream systems, including gathering and transportation pipelines, and processing, fractionation, and logistics assets, as well as the strong liquids-oriented growth profile that will result from this combination, this transaction will create one of the industry’s most formidable midstream companies.

•                  The New Company will have a larger footprint of strategically located assets, improved credit profile, diversified cash flow and significant organic growth, we are confident the New Company can generate significant long-term growth potential for the benefit of our employees, customers, unitholders and shareholders.

•                  We believe that now is the right time and that Devon is the right partner to execute this transaction to create a larger, stronger midstream company.

5.              When will the transaction be completed?

•                  The transaction is expected to be completed in the first quarter of 2014, and is subject to approval by Crosstex Energy, Inc. shareholders as well as customary regulatory approvals and closing conditions.

•                  Until the transaction is completed, it is business as usual, and Crosstex and Devon’s midstream businesses will continue to operate as separate, independent companies.

6.              Where will the New Company be headquartered and who will lead the company?

•                  The New Company will be headquartered in our Dallas offices.

•                  Barry Davis will serve as President and CEO.

•                  Our top leadership will consist of:

•                  Mike Garberding as Executive Vice President and CFO

•                  Joe Davis as Executive Vice President and General Counsel

•                  Steve Hoppe, a current Devon executive, as Executive Vice President & Division Head of Gas Gathering, Processing and Transmission

•                  Bill Davis as Executive Vice President & Division Head of Crude & Natural Gas Liquids.

•                  Jennifer Johnson as Senior Vice President, Human Resources & Organizational Development

•                  Stan Golemon as Senior Vice President of Engineering and Technical Services

•                  Mike Burdett as Senior Vice President of Commercial

•                  Paul Weissgarber as Senior Vice President of Ohio River Valley

•                  The newly constituted board of directors for the General Partner and the GP of the Master Limited Partnership will each be comprised of nine directors, including five members designated by Devon and four independent directors mutually decided upon between Devon and Crosstex.

•                  John Richels, Devon Energy Corporation President and CEO, will act as Chairman.

7.              Does this impact the Dallas, Houston, or field office building locations?

•                  Employees will continue to come to work to the same locations they always have.

8.              How will this transaction benefit employees?

•                  For employees, we do not expect any significant changes in day to day responsibilities.  In short, it is business as usual at Crosstex and we should focus on continuing to do what we do best and what Devon recognizes us for — serving our customers with excellence.

•                  Over time, employees of both companies will benefit from working for a larger and stronger MLP, which we expect to result in greater opportunities and new job growth going forward.

9.              Will this announcement affect my work at Crosstex?  Will there be any layoffs?

•                  We expect it to remain business as usual at Crosstex and we should all stay focused on providing the great service offerings that Crosstex is known for.

•                  This transaction is about growth and increasing our size, scale and diversity so that we can become a stronger competitor in our industry, which we expect to result in company growth and great opportunities for employees.  We expect this transaction to result in job creation in the long-run and that the majority of any workforce changes will be managed through normal attrition.

10.       Will there be any changes to employee compensation, bonus, benefits or plans?

•                  There are currently no plans to make changes to employee pay or bonus.

•                  Representatives of Devon and Crosstex are currently evaluating the benefits for a company the size and scope of the New Company.

•                  The results of this review will be used to determine the type of health benefits, vacation and sick day offered by the New Company.

•                  We will communicate this information to you as soon as possible.

11.       Will there be a change in reporting structure?

•                  There will be no immediate changes.  Until the transaction closes, which is expected in the first quarter of 2014, we will remain separate companies.

•                  Details on reporting structure will be determined as we work through the integration process.  An integration planning team comprised of leaders from Crosstex and Devon will work to ensure a smooth transition.

12.       Will my responsibilities / work practices change?

•                  We do not anticipate job responsibilities and work practices changing.  It’s possible that some work responsibilities may change after time, as they naturally do with this type of transaction.

•                  Even with this exciting change on the horizon, it is very important that we all continue to focus on our business.

•                  We will make every effort to keep you informed about developments and progress throughout this process.

•                  In the meantime, if you have any questions please don’t hesitate to reach out to your CMT leader with any questions you may have.

13.       Who will own the New Company?

•                  The approximate pro forma ownership of the new general partner entity will be:

•                  70% - Devon Energy Corporation

•                  30% - Current Crosstex Energy, Inc. public shareholders

•                  The approximate pro forma ownership of the Master Limited Partnership entity will be as follows:

•                  53% - Devon Energy Corporation

•                  40% - Current Crosstex Energy, L.P. public unitholders

•                  7% - the new General Partner entity

14.       When will we get a new name and when will the change go into effect?

•                  The New Company will be named before the closing of the transaction.

•                  The name change will not go into effect until after the transaction has been completed, which we expect to occur in the first quarter of 2014.

15.       We will be getting a new name; will we also be getting a new logo?

•                  Yes.  A comprehensive new brand identity will be part of our transition to the New Company.  We will keep you informed as we proceed through the rebranding process.

16.       How can people contact me?  Will I have a new e-mail address and/or phone number?

•                  Until the transaction is completed, which is expected to occur in the first quarter of 2014, it will be business as usual and your contact information will remain the same.

•                  We will communicate further specifics regarding contact information as the transition process progresses.

17.       What does this mean for our customers?

•                  The New Company will be a larger, more competitive company with an established presence in some of the most attractive liquids- and natural gas-focused plays in the country, which will enable us to better serve our valued customers.

•                  Our customers will benefit from even better service across the midstream value chain and access to a significant new asset base.

18.       How do Devon and Crosstex’s cultures compare?

•                  Devon and Crosstex have a long and successful history of working closely together with a clear understanding of each company’s values, internal processes and expectations.  Our cultures are similar and our combination brings together highly-skilled workforces and a senior management team with a significant track record of creating value in the midstream industry.

19.      I own Crosstex units and/or shares, what does this mean for me?

•                  We believe this transaction represents an excellent opportunity to generate value for our unitholders and our shareholders.  Our shareholders and unitholders will benefit from increasing distributions and dividends over time, driven by the New Company’s larger footprint, significant organic growth opportunities, and increased stability of cash flows through fee-based services and minimum volume commitments associated with Devon’s midstream assets.

•                  At the closing of the transaction, unvested restricted stock unit awards issued prior to the announcement of the transaction will vest in accordance with the terms of each individual award agreement and Crosstex’s Long-Term Incentive Plans.  As part of the transaction, all shares of Crosstex Energy, Inc. will automatically be exchanged for units of the New Company’s General Partner and cash pursuant to the transaction agreements.  All units of Crosstex Energy, L.P will remain outstanding following the transaction.  Unvested Crosstex Energy, Inc. restricted stock unit awards issued after the announcement of the transaction will automatically convert into unvested restricted stock unit awards for the New Company’s General Partner and will continue on a normal vesting schedule.  Unvested Crosstex Energy, L.P. restricted stock unit awards issued after the announcement of the transaction will continue on a normal vesting schedule.

•                  Following the closing of the transaction, outstanding Crosstex Energy, L.P. unit options will remain outstanding and will be exercisable according to the terms of the applicable award agreement.

20.       What do I do if I’m asked about the transaction by the media or financial community?

•                  This announcement may lead to increased interest in our company from the media or other interested parties.

•                  As always, it’s important that we speak with one voice, so if you receive any investor or media inquiries, please refer them to Jill McMillan at jill.mcmillan@crosstexenergy.com phone 214-721-9271.

21.       What happens next?

•                  Until the transaction is completed, which we expect to occur in the first quarter of 2014, we will remain separate entities and it will be business as usual.

•                  Even with this exciting change on the horizon, it is very important that we all continue to focus on our business.

•                  We will make every effort to keep you informed about developments and progress throughout this process.

•                  In the meantime, if you have any questions please don’t hesitate to reach out to your CMT leader with any questions you may have.

22.       How can I learn more about Devon?

•                  Devon’s website, www.dvn.com, is a great place to learn more about the company.

Additional Information and Where to Find It

In connection with the proposed merger, the General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC.  These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.